August 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	uSell.com, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed August 4, 2014

File No. 333-184007

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as placement agent of the proposed offering, hereby joins the request of uSell.com, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on Monday, August 11, 2014, or as soon as practicable thereafter.

In connection with the proposed offering of units of the Company’s securities, copies of the preliminary prospectuses dated August 4, 2014 were distributed to the following persons in the following approximate amounts:

To Whom Distributed	Number of Copies

Institutions	15
Individuals	2
Total	17

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,
Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer